SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                   SCHEDULE 13D

                    Under the Securities Exchange Act of 1934*

                            Home Shopping Network, Inc.
  ______________________________________________________________________________
                                 (Name of Issuer)

                      Common Stock, par value $.01 per share
  ______________________________________________________________________________
                          (Title of Class of Securities)

                                     437351109
  ______________________________________________________________________________
                                  (CUSIP Number)

                               Michael Drayer, Esq.
                         Silver King Communications, Inc.
                              12425 28th Street North
                          St. Petersburg, Florida  33716
                                  (813) 573-0339
  ______________________________________________________________________________
             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                 November 27, 1995
  ______________________________________________________________________________
              (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to re-port the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

  Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous state-ment on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment sub-sequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

  *The remainder of this cover page should be filled out for a reporting per-son's initial filing on this form with respect to the subject class of securi-ties, and for any subsequent amendment containing information which would al-ter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 15 pages



  CUSIP No. 437351109
  ___________________________________________________________________________
       (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

            Silver King Communications, Inc.
            59-2712887
  ____________________________________________________________________________
 (2)  Check the Appropriate Box if a Member of a Group
                                                                  (a)       [ ]
                                                                  (b)       [ ]
  _____________________________________________________________________________
       (3)  SEC Use Only
  ______________________________________________________________________________
       (4)  Source of Funds

                           OO
  ______________________________________________________________________________
       (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                  [  ]
  ______________________________________________________________________________
       (6)  Citizenship or Place of Organization

            Delaware
  ______________________________________________________________________________
  Number of      (7)  Sole Voting Power         0 shares
  Shares Bene-   _______________________________________________________________
  ficially       (8)  Shared Voting Power       37,566,702 shares
  Owned by                                      (See Item 5.)
  Each Report-   (9)  Sole Dispositive Power    0 shares
  ing Person     _______________________________________________________________
  With           (10) Shared Dispositive Power  37,566,702 shares
                                                (See Item 5.)
       (11) Aggregate Amount Beneficially Owned by Each Reporting Person

            37,566,702 shares
            (See Item 5.)
  ______________________________________________________________________________
       (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            [X]
            Excludes shares of Common Stock and options to purchase Common Stock owned by the executive officers and directors of Silver King.
  ______________________________________________________________________________
       (13) Percent of Class Represented by Amount in Row (11)

                           41%
            Because each share of Class B Stock generally is entitled to ten votes per share while the Common Stock is entitled to one vote per share, the Reporting Person may be deemed to beneficially own equity securities of the Company representing approximately 80% of the voting power of the Company.
  ______________________________________________________________________________
       (14) Type of Reporting Person (See Instructions)

                           CO
                                Page 2 of 15 pages







                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                   SCHEDULE 13D

                                  Statement of

                         SILVER KING COMMUNICATIONS, INC.

                         Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                           HOME SHOPPING NETWORK, INC.


                   This Report on Schedule 13D (the "Schedule 13D") re-lates to the common stock, par value $.01 per share, of Home Shopping Network, Inc., a Delaware corporation (the "Company"). This Report is filed by Silver King Communications, Inc. (some-times referred to herein as the "Reporting Person").

         Item 1.   Security and Issuer

                   The class of equity securities to which this state-ment relates is the common stock, par value $.01 per share, of the Company (the "Common Stock"), which has its principal ex-ecutive offices at 2501 118th Avenue North, St. Petersburg, Florida 33716.

                   Pursuant to Rule 13d-3 promulgated under the Securi-ties Exchange Act of 1934 (the "Exchange Act"), this Report also relates to the shares of Common Stock issuable upon con-version of shares of Class B Common Stock, par value $.01 per share, of the Company (the "Class B Common Stock"). Each share of Common Stock is entitled to one vote per share. Pursuant to the Company's Amended and Restated Certificate of Incorporation (the "Company Charter"), each share of Class B Common Stock is convertible into one share of Common Stock, is generally en-titled to ten votes per share and, so long as there are fewer than 22,800,000 shares of Class B Common Stock outstanding, the holders of Class B Common Stock vote together as a single class with the holders of Common Stock on all matters submitted to Company stockholders, except that the holders of Common Stock are entitled to elect 25% of the members of the Board of Directors of the Company voting as a separate class.




                                Page 3 of 15 pages








         Item 2.   Identity and Background

                   This Report is being filed by Silver King Communica-tions, Inc. ("Silver King") (Commission File No. 0-20570; IRS Identification No. 59-2712887), a Delaware corporation whose principal business and office address is 12425 28th Street North, St. Petersburg, Florida 33716. Silver King is princi-pally engaged in the ownership and operation of television sta-tions, which stations at present primarily broadcast retail sales programming produced by a subsidiary of the Company.

                   The name, business address and present principal oc-cupation or employment and the name, address and principal business of any corporation or other organization in which such employment is conducted of (i) each of the executive officers and directors of Silver King, (ii) each person controlling Silver King and (iii) the executive officers and directors of any corporation controlling Silver King are set forth in Sched-ule 1 attached hereto and incorporated herein by reference.

                   During the last five years, neither Silver King nor, to the best of its knowledge, any of the persons named on
         Schedule 1 (the "Schedule 1 Persons") has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or pro-hibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best knowledge of Silver King, each of its execu-tive officers and directors is a citizen of the United States.


         Item 3.   Source and Amount of Funds or Other Consideration

                   The consideration to be paid by Silver King to the Silver Company (as defined in Item 4 below) in the Exchange (as defined in Item 4 below) is 4,855,436 shares of common stock, par value $.01 per share, of Silver King (the "Silver King Com-mon Stock"), for 17,566,702 shares of Common Stock, and 6,082,000 shares of Class B stock, par value $.01 per share, of Silver King (the "Silver King Class B Stock"), for 20,000,000 shares of Class B Common Stock, all of which Company securities (the "TCI HSN Shares") will be acquired by the Silver Company immediately prior to the Exchange in the merger (the "Liberty/ Silver Merger") of Liberty HSN, Inc., an indirect wholly-owned subsidiary of Tele-Communications, Inc. ("TCI"), with and into the Silver Company. The shares to be issued by Silver King in

                                Page 4 of 15 pages


         the Exchange are sometimes referred to herein as the "Silver King Exchange Securities".

         Item 4.   Purpose of Transaction

                   Commencing in August 1995 and from time to time thereafter, Barry Diller, the Chairman of the Board of Direc-tors and Chief Executive Officer of Silver King and a director of the Company, and representatives of TCI have discussed the possible acquisition by Silver King of TCI's equity interest in the Company, as well as the possible appointment of Mr. Diller as the Chairman of the Board of Directors of the Company. On November 27, 1995, the Company issued a press release in which it announced that Mr. Diller were appointed its Chairman of the Board. In connection therewith, Mr. Diller and certain members of his proposed Company management team had been granted options to purchase an aggregate of 16,000,000 shares of Common Stock at an exercise price of $8.50 per share, which shares would represent approximately 15% of the outstanding Common Stock and Class B Common Stock (assuming the exercise of all such options). In addition, at separate meetings of the Boards of Directors of the Company and Silver King held on November 27, 1995, the Board of Directors of the Company (as described below) and the Board of Directors of Silver King approved the acquisition by Silver King of the TCI HSN Shares in a two step transaction. In the first step, the Silver Company (the entity controlled by Barry Diller in which Liberty Media Corp., a wholly owned subsidiary of TCI ("Liberty") owns a substantial equity stake, pursuant to a Stockholders Agreement, dated as of August 24, 1995, as amended by an amendment thereto (the "First Amendment"), dated as of November 27, 1995, by and between Mr. Diller and Liberty (as amended, the "Stockholders Agreement")) would acquire TCI's interest in the Company pursuant to an Agreement and Plan of Merger, dated as of November 27, 1995, by and among the Silver Company, Liberty Program Investments, Inc. and Liberty HSN, Inc. (the "Liberty HSN Merger Agreement"). In the second step, the TCI HSN Shares acquired by the Silver Company in the Liberty/Silver Merger would immediately thereafter be exchanged for the Silver King Exchange Securities (the "Exchange") pursuant to an Exchange Agreement, dated as of November 27, 1995, by and between Silver King and the Silver Company (the "Exchange Agreement"). Each of the Stockholders Agreement, the First Amendment, the Liberty HSN Merger Agreement, the Exchange Agreement and the Company press release is filed as an Exhibit hereto and is incorporated herein by reference.

                   In connection with the acquisition of the TCI HSN Shares, Silver King and Liberty requested the Board of Direc-tors of the Company to consider the proposed transaction and to approve the acquisition of beneficial ownership of the TCI HSN


                                Page 5 of 15 pages







         Shares by Silver King, the Silver Company, Mr. Diller and Lib-erty for purposes of Section 203 of the Delaware General Corpo-ration Law. Prior to there being any agreement, arrangement or understanding relating to the acquisition of the TCI HSN Shares, Silver King was advised by the Company that the Company Board of Directors, upon the recommendation of a special com-mittee of the independent directors, had approved such transac-tion for purposes of Section 203.

                   All of the Silver King Exchange Securities will be-come subject to the terms of the Stockholders Agreement. The Stockholders Agreement provides Mr. Diller with effective con-trol over the voting of all equity securities of Silver King owned by Liberty, Mr. Diller and certain of their respective affiliates, subject to certain restrictions. For a description of the terms of the Stockholders Agreement as well as the pro-visions relating to voting authority over Silver King securi-ties, see the Schedule 13D, dated August 28, 1995, filed with the Securities and Exchange Commission (the "SEC") by TCI and Barry Diller, in respect of Silver King (as amended, the "TCI/ Diller Schedule 13D") and the amendment thereto, dated November 30, 1995 and filed with the SEC, which Schedule 13D and amend-ment are filed as Exhibits hereto and incorporated herein by reference.

                   Following the Liberty/Silver Merger and the Exchange and assuming the consummation of certain transactions pursuant to the Stockholders Agreement but without giving effect to (i) a pending merger transaction involving Silver King and Savoy Pictures Entertainment, Inc. (in which approximately 6,000,000 shares of Silver King Common Stock would be issued) or (ii) the exercise of options to acquire Silver King Common Stock that were granted to Mr. Diller, none of which options is currently exercisable or exercisable within 60 days, it is currently expected that Liberty, Mr. Diller and their respective affiliates (including the Silver Company) will collectively beneficially own 5,359,054 shares of Silver King Common Stock and 8,082,000 shares of Silver King Class B Stock, which shares constitute approximately 66% of the outstanding equity securities of Silver King. Such Silver King securities would, primarily by virtue of the fact that the shares of Silver King Class B Stock are entitled to ten votes per share while the Silver King Common Stock is entitled to one vote per share, represent approximately 89% of the voting power of the outstanding equity securities of Silver King.

                   By virtue of its acquisition of the TCI HSN Shares, Silver King would beneficially own shares of Common Stock and Class B Common Stock representing approximately 41% of the outstanding equity securities of the Company, which shares

                                Page 6 of 15 pages







         would represent approximately 80% of the voting power of the outstanding equity securities of the Company. Because there are currently fewer than 22,800,000 shares of Class B Common Stock outstanding, pursuant to the Company Charter, the holders of the Class B Common Stock generally will vote together as a class with the holders of the Common Stock with respect to all matters presented to the stockholders of the Company. As a result, Silver King would have the power to elect a majority of the members of the Board of Directors of the Company and to determine the outcome of the vote with respect to substantially all matters presented to a vote of the stockholders of the Com-pany or by which such stockholders act by written consent. So long as Mr. Diller is entitled to vote the shares of Silver King stock held by the Silver Company, under the terms of the Stockholders Agreement Mr. Diller will have indirect voting control of the Company by virtue of his voting control of Silver King (based upon the anticipated equity capital struc-ture of each of Silver King and the Company upon the consumma-tion of the foregoing transactions and certain other transac-tions pursuant to the Stockholders Agreement).

                   Pursuant to the Stockholders Agreement, Mr. Diller has agreed that, if so requested by Liberty, following the Liberty/Silver Merger and the Exchange, he will use his reason-able best efforts to cause one designee of Liberty to serve or continue to serve on the Board of Directors of the Company.

                   The consummation of the Liberty/Silver Merger and the Exchange is subject to the satisfaction of a number of condi-tions, including, but not limited to, approval of the stock-holders of Silver King to authorize the shares of Silver King Common Stock and Silver King Class B Stock required to consum-mate the Exchange and to approve certain other amendments to its Amended and Restated Certificate of Incorporation, and the receipt of certain regulatory consents and approvals.

                   Subsequent to execution of the documents summarized herein, the Company announced that Mr. James G. Held was appointed by the Board of Directors of the Company as the Chief Executive Officer and President of the Company. Pursuant to the terms of Mr. Held's employment agreement with the Company, it is contemplated that Mr. Held will be elected a director of the Company.

                   In reaching any conclusion as to its future course of action in connection with the Company, the Reporting Person will take into consideration various factors, such as other business opportunities available to the Reporting Person, de-velopments with respect to the business of the Company and of the Reporting Person, and general economic and stock market

                                Page 7 of 15 pages







         conditions, including, but not limited to, the market price of the Common Stock.

                   Other than as described herein, neither Silver King nor, to the best of Silver King's knowledge, any of its execu-tive officers, directors or controlling persons, has any pre-sent plans or proposals which relate to or would result in:
         (a) the acquisition by any person of securities of the Company, or the disposition of securities of the Company; (b) an ex-traordinary corporate transaction, such as a merger, reorgani-zation or liquidation, involving the Company or any of its sub-sidiaries; (c) a sale or transfer of a material amount of as-sets of the Company or of any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Company; (e) any material change in the present capitalization or dividend policy of the Company;
         (f) any other material change in the Company's business or cor-porate structure; (g) changes in the Company Charter, the Com-pany's by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Com-pany by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quo-tation system of a registered national securities association;
         (i) a class of equity securities of the Company becoming eli-gible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

                   Notwithstanding anything contained herein, the Re-porting Person reserves the right, depending on other relevant factors, to change its intention with respect to any and all of the matters referred to in the preceding paragraph.

                   The foregoing summary descriptions are qualified in their entirety by reference to the Exhibits attached hereto, including the agreements referred to above and the press re-leases, dated November 27, 1995, issued by each of the Company and Silver King, which Exhibits are hereby incorporated by ref-erence herein.


         Item 5.   Interest in Securities of the Issuer

                   (a)-(b) Upon consummation of the Liberty/Silver Merger and the Exchange, Silver King will own 17,566,702 shares of Common Stock and 20,000,000 shares of Class B Common Stock, which shares represent approximately 41% of the outstanding

                                Page 8 of 15 pages







         Common Stock and Class B Common Stock and approximately 80% of the outstanding voting power of the Company stock, based upon information contained in the Company's report on Form 10-Q, dated November 6, 1995 and filed with the SEC.

                   As a result of the Liberty HSN Merger Agreement and the Exchange Agreement, Silver King and the Silver Company may be deemed to share beneficial ownership of the TCI HSN Shares with Liberty. Upon consummation of the Exchange, Silver King will have the sole power to vote or to direct the voting of and sole power to dispose of or direct the disposition of all shares of which it has beneficial ownership.

                   The amounts set forth above do not include any Com-pany securities owned by any of the Schedule 1 Persons or that may be owned by such persons upon the exercise of outstanding options to purchase Common Stock. To the knowledge of Silver King, the number of shares of Common Stock beneficially owned by any of the Schedule 1 Persons (beneficial ownership of which is expressly disclaimed by Silver King) is set forth below:

                                            No. of Shares of
                                            Common Stock
                   Individual               Beneficially Owned

                   Barry Diller             130,000 (includes options to
                                            purchase 30,000 shares of
                                            Common Stock; excludes op-
                                            tions to purchase 13,460,000
                                            shares of Common Stock, none
                                            of which is currently exer-
                                            cisable or becomes exer-
                                            cisable in the next 60 days)

                   Lia Afriat-Hernandez     1810 (includes options to
                                            purchase 1800 shares of Com-
                                            mon Stock)

                   James M. Lawless         2,000

                   RMS Limited Partnership  100

                   (c) On November 21, 1995, James M. Lawless purchased 2,000 shares of Common Stock at a purchase price of $7.875 per share, which purchase was effected on the New York Stock Ex-change (the "NYSE") through an open-market transaction. On October 4, 1995, RMS Limited Partnership sold 900 shares of Common Stock at a sale price of $8.50 per share, which sale was effected on the NYSE through an open-market transaction.


                               Page 9 of 15 pages







         Except as otherwise reported herein, neither the Reporting Per-son nor, to its knowledge, any Schedule 1 Person has executed transactions in Company securities during the past 60 days.

                   (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company securities beneficially owned by the Reporting Person.

                   The foregoing summary descriptions in this Item 5 of certain documents are qualified in their entirety by reference to such documents, which are filed as Exhibits hereto and are incorporated herein by reference.


         Item 6. Contracts, Arrangements, Understandings or Relation-ship with Respect to the Securities of the Issuer

                   The information set forth in Item 4 above is hereby incorporated herein by reference.

                   Pursuant to the First Amendment, Liberty and
         Mr. Diller have agreed, among other things, to take all actions reasonably necessary, including actions to be taken by Silver King's stockholders, to approve and consummate the transactions contemplated by the Liberty HSN Merger Agreement and the Exchange Agreement.

                   Pursuant to the Liberty HSN Merger Agreement, Liberty HSN will be merged with and into the Silver Company. In the Liberty/Silver Merger, the Silver Company will acquire the TCI HSN Shares, and the outstanding shares of common stock of Liberty HSN will be exchanged for additional shares of Silver Company non-voting common stock. Consummation of the merger is conditioned upon satisfaction of regulatory requirements, as well as other conditions set forth in the Liberty HSN Merger Agreement. In the Liberty HSN Merger Agreement, the Silver Company has agreed not to amend or otherwise alter or waive any of its rights or obligations under the Exchange Agreement in any material respect, without the prior written consent of Liberty HSN's parent.

                   Pursuant to the Exchange Agreement, the Silver Com-pany will exchange the TCI HSN Shares received in the Liberty/ Silver Merger for 4,855,436 shares of Silver King Common Stock and 6,082,000 shares of Silver King Class B Stock. Consumma-tion of the Exchange is conditioned upon Silver King stock-holder approval of matters related to the Exchange (including approval of amendments to the Amended and Restated Certificate of Incorporation of Silver King to authorize the Silver King

                               Page 10 of 15 pages







         stock required to consummate the Exchange) and satisfaction of regulatory requirements, as well as other conditions set forth in the Exchange Agreement. The Silver Company has agreed not to amend or otherwise alter or waive any of its rights or obli-gations under the Liberty HSN Merger Agreement in any material respect, without the prior written consent of Silver King.

                   The foregoing summary descriptions of each of the First Amendment, the Liberty HSN Merger Agreement and the Exchange Agreement are qualified in their entirety by reference to such agreements, which are filed as Exhibits hereto and, together with the other Exhibits hereto, are incorporated here-in by reference.


         Item 7.   Material to be Filed as Exhibits

              1. Definitive Term Sheet regarding Stockholders Agree-ment, dated as of August 24, 1995, by and between Liberty Media Corporation and Mr. Diller.

              2. Letter Agreement, dated November 13, 1995, by and between Liberty Media Corporation and Mr. Diller.

              3. Letter Agreement, dated November 16, 1995, by and between Liberty Media Corporation and Mr. Diller.

              4. First Amendment to Stockholders Agreement, dated as of November 27, 1995, by and between Liberty Media Corporation and Mr. Diller.

              5. Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver Management Company, Liberty Program Investments, Inc. and Liberty HSN, Inc.

              6. Exchange Agreement, dated as of November 27, 1995, by and between Silver Management Company and Silver King Communications, Inc.

              7. Press Release, dated November 27, 1995, issued by Home Shopping Network, Inc.

              8. Press Release, dated November 27, 1995, issued by Silver King Communications, Inc.

              9. Report on Schedule 13D, dated August 28, 1995, filed by Tele-Communications, Inc. and Barry Diller, with respect to Silver King Communications, Inc. (the "TCI/Diller Schedule 13D").

                               Page 11 of 15 pages







              10.  Amendment to TCI/Diller Schedule 13D, dated November
                   30, 1995.

















































                               Page 12 of 15 pages







                                    SIGNATURE



              After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

         Dated:  December 8, 1995


                                       SILVER KING COMMUNICATIONS, INC.



                                       By:    /s/Steven H. Grant
                                            Name:   Steven H. Grant
                                            Title:  Executive Vice President

































                               Page 13 of 15 pages









                                      SCHEDULE 1

               Directors, Executive Officers and Controlling Persons of
                   Silver King Communications, Inc. ("Silver King")

                                                      Principal Business or
                         Principal Occupation         Organization in which such
    Name                 and Business Address         Employment is Conducted

    Barry Diller         Chairman of the Board       Ownership and operation of
                         and Chief Executive         television stations
                         Officer and Director
                         of Silver King
                         12425 28th Street North
                         St. Petersburg, FL 33716

    James M. Lawless     President and Director       Ownership and operation of
                         of Silver King               television stations
                         12425 28th Street North
                         St. Petersburg, FL 33716

    Steven H. Grant      Vice Chairman of the Board   Ownership and operation of
                         and Executive Vice           television stations
                         President, Chief Financial/
                         Administrative Officer and
                         Treasurer and Director of
                         Silver King
                         12425 28th Street North
                         St. Petersburg, FL 33716

    Vincent F. Barresi   President and Chief          Ownership and operation of
                         Operating Officer, WNAB-TV   television station
                         Channel 58 Nashville, Inc.
                         3201 Dickerson Pike
                         Nashville, TN 37207

    Michael A. Green     Management Consultant,       Business consulting
                         A.T. Kearney Management
                         Consulting
                         10877 Wilshire Boulevard
                         Los Angeles, CA 90024

    Kenneth T. MacDonald Retired
                         P.O. Box 51
                         Paoli, PA 19301




                               Page 14 of 15 pages








    Russell I. Pillar    President and Chief          Telephone communications
                         Executive Officer,           software and technology
                         Precision Systems, Inc.
                         11800 30th Court North
                         St. Petersburg, FL 33716

    Michael Drayer       Executive Vice President,    Ownership and operation of
                         General Counsel and          television stations
                         Corporate Secretary of
                         Silver King
                         12425 28th Street North
                         St. Petersburg, FL 33716

    Lia Afriat-Hernandez Executive Vice President --  Ownership and operation of
                         Compliance/Programming       television stations
                         of Silver King
                         12425 28th Street North
                         St. Petersburg, FL 33716

    Joseph J. Centorino  Senior Vice President --     Ownership and operation of
                         Engineering of Silver King   television stations
                         12425 28th Street North
                         St. Petersburg, FL 33716

    Joan E. Halfaker     Vice President, Controller   Ownership and operation of
                         and Assistant Secretary/     television stations
                         Treasurer of Silver King
                         12425 28th Street North
                         St. Petersburg, FL 33716


    RMS Limited          c/o C. Thomas Burton         Real estate development
      Partnership        50 West Liberty Street       and investments
                         Suite 650
                         Reno, NV  89501

    Roy M. Speer         23 Spanish Main              Investor
                         P.O. Box F41414
                         Freeport, Grand Bahamas











                               Page 15 of 15 pages







                                  EXHIBIT INDEX


                                                           Seq. Pg. No.


         1.   Definitive Term Sheet regarding Stock-
              holders Agreement, dated as of August 24, 1995, by and between Liberty
              Media Corporation and Mr. Diller.

         2.   Letter Agreement, dated November 13,
              1995, by and between Liberty Media
              Corporation and Mr. Diller.

         3.   Letter Agreement, dated November 16,
              1995, by and between Liberty Media
              Corporation and Mr. Diller.

         4.   First Amendment to Stockholders Agree-
              ment, dated as of November 27, 1995, by
              and between Liberty Media Corporation
              and Mr. Diller.

         5. Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver
              Management Company, Liberty Program
              Investments, Inc. and Liberty HSN, Inc.

         6.   Exchange Agreement, dated as of Novem-
              ber 27, 1995, by and between Silver
              Management Company and Silver King
              Communications, Inc.

         7.   Press Release, dated November 27, 1995,
              issued by Home Shopping Network, Inc.

         8.   Press Release, dated November 27, 1995,
              issued by Silver King Communications,
              Inc.

         9.   Report on Schedule 13D, dated August 28,
              1995, filed by Tele-Communications, Inc.
              and Barry Diller, with respect to Silver
              King Communications, Inc. (the "TCI/
              Diller Schedule 13D").

         10.  Amendment to TCI/Diller Schedule 13D,
              dated November 30, 1995.